SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended March 2001	Commission file number 000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVE. S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 262-1838

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

BIRCH MOUNTAIN RESOURCES LTD.

NEWS RELEASE DATED FEBRUARY 16, 2001

CALGARY, March 14, 2001 - Birch Mountain Resources Ltd. (BMD:CDNX) advises that on March 8, 2001, it filed an appeal with the Alberta Securities Commission pursuant to section 53.6 of the Securities Act (Alberta) requesting a review of the decision of the CDNX to suspend trading. Birch Mountain took this action in response to the suspension of trading and the bulletin issued by the CDNX that stated, “The shares of the Company will be suspended at the close of trading March 5, 2001 pursuant to Rule C.1.07. The Exchange is reviewing issues that arise from the findings of the technical audit conducted by Associated Mining Consultants Ltd. and from its own review of the Company affairs.”

The grounds of the appeal are that, in the opinion of Birch Mountain:

(a)	the Company cooperated fully with the CDNX and Associated Mining Consultants Ltd. ("AMCL");
(b)	the decision of the CDNX to suspend trading was not factually supported by the AMCL Audit Report;
(c)	the audit process was flawed and the Company disagrees with most of the conclusions reached by AMCL;
(d)	AMCL did not consider a significant body of data available to it; and
(e)	AMCL failed to consider information contradictory to its opinions and that certain of the conclusions rendered were beyond the terms of reference of the audit agreed to with the CDNX, and disclosed in Birch Mountain’s September 27, 2000 News Release.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
Internet Home Page http://www.birchmountain.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BIRCH MOUNTAIN RESOURCES LTD.
March 15, 2001	By: /s/ Douglas Rowe Douglas Rowe President & Chief Executive Officer